



STAR GOLD CORP

STAR GOLD UPDATE 22nd June 2015

Star Gold is a gold exploration/development company with 65 unpatented claims and located within the prolific Walker Lane belt. The Company is currently focused on developing its flagship project, Longstreet Gold Project. The Longstreet Gold Project is a large land package of 4 miles square.

SYMBOL:	SRGZ	**52-WEEK RANGE:**	$0.04 - $0.29
MARKET:	OTC Markets	**SHARES OUTSTANDING:**	35M (42M Fully Diluted)
PRICE:	$0.14	**MARKET CAPITALIZATION:**	$4.4M

PROJECT UPDATE

Star Gold Corp. has determined to undertake all the necessary studies to prepare a Baseline Preparation Plan as a precursor to developing and submitting an Environmental Impact Study (EIS). An EIS is required to obtain a license to mine at Star Gold's flagship property, the Longstreet Project, located near Tonopah in Nevada. Star Gold intends to pursue a permit to mine at the Longstreet Project. This is the next step in an extended process that is expected to take 2 to 3 years before any permit to mine can be issued.

To this end, Star Gold has contracted with Mr. Reinis Sipols P.E. of Pack Leader Services LLC to co-ordinate the various studies and interact with all necessary agencies such as the Forestry Service and Bureau of Land Management (BLM).

In March 2015, Star Gold met with various government agencies with jurisdiction and agreed to a protocol which outlined the process and the studies needed to enter into a formal EIS. The meeting was positive and Star Gold Corp has a solid notion of what level of study will be required for the EIS.

In April 2015, Star Gold Corp. contracted with Sue Fox from Wildlife Resource Consultants LLC to begin the biological baseline studies. This is expected to take about a year. Additionally, Star Gold has begun to vet vendors for the studies needed for hydrology, cultural resources and metallurgy studies.

A few uncertainties remain, primarily around the pending "Sage Grouse" regulations and their potential impacts to the project. The Longstreet Project is currently classified as a "low quality habitat" zone but until the regulations are finalized, Star Gold is uncertain as to how the project may be affected.

CORPORATE UPDATE

Given the current state of the gold market, Star Gold has consciously deeply cut its general, administrative and operating expenses to a minimum and focused virtually all spending on the project. The Company continues to be managed by both Lindsay Gorrill (the Chairman and major shareholder) and David Segelov (President) without any cash remuneration.

At this point in time, Star Gold does not intend to drill further at Longstreet. With the cash burn down to a minimal level, Star Gold intends to progress the Longstreet Project at a time when contracting with vendors is very favorable. The goal is to be permitted at the same time as the gold price begins to recover to at least the marginal total cost of producing gold in Nevada. It is this strategy that management feels can best preserve the optionality for all shareholders.

Yours truly,
Lindsay Gorrill, Chairman

VALUE DRIVERS

**Estimated

Begin Baseline Studies
Feasibility Study**
Commence construction**
Production**
2015
2016
2017
2018
Complete for Preparation of EIS**
EIS and permits**

CONTACT

Star Gold Corp.
611 E. Sherman Avenue,
Coeur d'Alene, Idaho 83814
Phone: 1·208·664·5066 Fax: 1·208·765·8520
www.stargoldcorp.com

MANAGEMENT AND BOARD OF DIRECTORS

Lindsay Gorrill Chairman

David Segelov President

Kelly Stopher Chief Financial Officer

Ron Nilson Director

Tom Power Director

Judy Baker Director

Paul Coombs Director